Exhibit 99.2

Statement of the Management on the countermotion

of the Association of Critical Shareholders (Dachverband der Kritischen Aktionärinnen und Aktionäre e.V.)

to item 3 of the agenda of the Annual General Meeting on May 22, 2025

The Management Board and the Supervisory Board stand by their proposed resolutions on the agenda and comment on the countermotion as follows:

Resolution on the approval of the actions of the Management Board for fiscal year 2024

The allegation in the countermotion that the Management Board is not fulfilling its obligation to good corporate governance is not true and is strongly rejected.

Fresenius Medical Care operates its business in a manner that is consistent with the antitrust laws in the United States and fully cooperates with the United States Federal Trade Commission in its inquiry regarding the company’s acquisition of Medical Director services or the provision of dialysis services.

Fresenius Medical Care announced several divestitures as part of its Legacy Portfolio Optimization program during fiscal year 2024. This also included the sale of its dialysis clinic networks in Brazil, Colombia, Chile and Ecuador to DaVita Inc. Fresenius Medical Care refocuses on businesses and markets with the best strategic fit and potential for sustainable growth and therefore exits unsustainable markets.

Fresenius Medical Care recognizes the freedom of association and the right to collective bargaining. The company complies with applicable laws and continues to bargain in good faith with the US union mentioned in the countermotion.